UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

 Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the date of 03 October, 2012

ALLIED IRISH BANKS, public limited company

 Bankcentre, Ballsbridge, Dublin 4, Republic of Ireland

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

For Immediate Release	3rd October 2012

AIB - European Banking Authority Recapitalisation Exercise 2012

Allied Irish Banks, p.l.c. ("AIB") has today published the results of the final assessment of the capital exercise co-ordinated by the European Banking Authority (EBA) under the supervision of the Central Bank of Ireland (CBI).

The published results confirm that AIB meets the 9% Core Tier 1 ratio including the sovereign buffer as stated in the EBA December 2011 recommendation.

To view the published results including the EBA disclosure templates for AIB please click here

http://www.rns-pdf.londonstockexchange.com/rns/8779N_-2012-10-3.pdf

- ENDS -

For further information, please contact:

Niamh Hennessy
Media Relations Manager
AIB
Dublin
Tel: +353-1-7721382

EBA Communication Elements

Allied Irish Banks, p.l.c. notes the announcements made today by the European Banking Authority and the Central Bank of Ireland regarding the final assessment of the capital exercise and fulfilment of the EBA December 2011 Recommendation, which shows the following result for Allied Irish Banks, p.l.c.

Allied Irish Banks, p.l.c. meets the 9% Core Tier 1 ratio including the sovereign buffer as stated in the EBA December 2011 recommendation.

Background on the EBA capital exercise

The EBA Recommendation on the creation of temporary capital buffers to restore market confidence was adopted by the Board of Supervisors on 8 December 2011 to address the difficult situation in the EU banking system, especially with regard to the sovereign exposures, by restoring stability and confidence in the markets. The Recommendation was part of a suite of measures agreed at EU level.

The Recommendation called on National Authorities to require banks included in the sample to strengthen their capital positions by building up an exceptional and temporary buffer such that their Core Tier 1 capital ratio reaches a level of 9% by the end of June 2012. In addition, banks were required to an exceptional and temporary capital buffer against sovereign debt exposures to reflect market prices as at the end of September 2011. The amount of the sovereign capital buffer has not been revised.

The initial sample of the Capital Exercise included 71 banks. However, the 6 Greek banks were treated separately as the country is currently under an EU/IMF assistance programme. Moreover, four banks (Öesterreichische Volksbank AG, Dexia, WestLB AG and Bankia) from the original sample have been identified as undergoing a significant restructuring process, and are being monitored separately. Therefore, the final assessment published today refers to 61 banks.

has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

 ALLIED IRISH BANKS, p.l.c.

(Registrant)

Date 03 OCtober, 2012

By: ___________________

                                                                                                                                             Paul Stanley
             Acting Chief Financial Officer
     Allied Irish Banks, p.l.c.